MFS® INVESTMENT MANAGEMENT

111 Huntington Avenue, Boston, Massachusetts 02199

Phone 617-954-5000

April 1, 2025

VIA EDGAR (as Correspondence)

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE: Filings of Preliminary Proxy Statements on Schedule 14A for MFS Series Trust II (File Nos. 33-7637; 811-04775) and MFS Variable Insurance Trust (File Nos. 33-74668; 811-08326) (each, a "Registrant" and collectively, the “Registrants”) on behalf of MFS Growth Fund and MFS Growth Series, respectively (each, a "Fund" and collectively, the “Funds”)

Ladies and Gentlemen:

 With respect to your review of the above-referenced filings of the Registrants, this letter sets forth our responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the "SEC") received during a conference call on March 21, 2025.

1. Comment: Please file the responses to the comments on EDGAR as correspondence prior to or concurrent with filing the definitive proxy materials for each Fund. Comments to disclosure in one section of the proxy statement will apply to similar disclosures throughout the proxy statement.

 Response: The Registrants’ response letter will be filed as correspondence for each Fund prior to or concurrent with the filing of the definitive proxy materials for each Fund. Additionally, we acknowledge that comments received by the Staff concerning particular disclosure in each Fund’s proxy statement will apply to similar disclosures throughout the Fund’s proxy statement and we will implement any disclosure enhancements accordingly.

2. Comment: For the proxy statements of both Funds, as it relates to the question “Why are shareholders being asked to approve a change in the Fund’s diversification classification?” and the subsequent answer provided, please provide examples of the certain issuers that have caused the Russell 1000 Growth Index (the “Index”) to become more concentrated and address how each Fund intends to utilize its greater flexibility if converted to

Securities and Exchange Commission

April 1, 2025

  a non-diversified fund. For example, it is unclear whether each Fund may or will overweight positions relative to the Index or simply seek to match the Index’s exposure. Please also briefly address how the change to a non-diversified fund might impact each Fund’s existing concentration policies.

Response: The following enhancements have been made to the section of each Fund’s proxy statement titled “Why are shareholders being asked to approve a change in the Fund’s diversification classification?” to (i) provide examples of certain issuer concentrations over 5% in the Index, (ii) clarify how the Fund intends to use the greater flexibility if converted to a non-diversified fund, and (iii) address the impact of the change to a non-diversified fund on the Fund’s other investment policies, including the Fund’s existing concentration policies (the underlined text reflects additions and the struck through text reflects deletions):

 “Over the past several years, certain technology-related issuers have experienced significant increases in market capitalization. Consequently, the Index has become much more concentrated at the individual issuer level. As of January 31, 2025, issuer weightings over 5%, in aggregate, comprised 50.76% of the Index’s total weight. Specifically, as of January 31, 2025, the weightings of the following issuers represented over 5% of the Index: Apple Inc. (11.27%), Microsoft Corp. (10.30%), Nvidia Corp. (9.38%), Amazon.com Inc. (7.44%), Alphabet Inc. (7.33%), and Meta Platforms, Inc. (5.04%). Although ~~increased~~ levels of concentration have historically fluctuated in the Index, MFS believes that this market concentration is likely to continue.

 In order to meet the requirements of the Fund’s current diversification status, MFS is limited in its ability to effectively manage the Fund’s current positions in certain issuers. Similar to the Index, the Fund’s portfolio has gradually become more concentrated over time as a result of increases in the market capitalization of certain issuers. As of January 31, 2025, issuer weightings over 5%, in aggregate, comprised 45.23% of the Fund’s total assets. The Fund is not required to reduce these positions because they are the result of market appreciation subsequent to the Fund’s investment. However, MFS is limited in its ability to effectively manage these positions based on its current investment thesis or relative risk expectations for these issuers. Specifically, MFS is currently limited

Securities and Exchange Commission

April 1, 2025

to only being able to reduce its more concentrated positions and, therefore, is unable to freely adjust these positions upward or downward relative to the Index and MFS’ long-term outlook of an issuer’s fundamentals. The Fund is actively managed and does not seek to track the holdings or issuer weightings of the Index and, therefore, if the proposal is approved by the Fund’s shareholders, the Fund may seek to hold overweight or underweight positions in specific issuers relative to the Index based on MFS’ long-term risk and return expectations for a particular issuer.”

 ****

 “As noted above, if shareholders approve the reclassification of the Fund to a non-diversified fund, the Fund’s fundamental investment policies regarding diversification of investments will be changed to reflect that the Fund is non-diversified. The Fund’s other investment policies will remain unchanged, including the Fund’s policy concerning industry concentration.”

3. Comment: For the proxy statements of both Funds, as it relates to the question “What are the costs associated with the reclassification?” and the subsequent answer provided, please provide an estimate of the anticipated amount of portfolio repositioning for each Fund and the related costs in connection with the change to a non-diversified fund.

Response: The following enhancements have been made to the section of the Fund’s proxy statement titled “What are the costs associated with the reclassification?” to provide further clarity to shareholders on portfolio repositioning that MFS anticipates in connection with a change to a non-diversified fund (the underlined text reflects additions and the struck through text reflects deletions):

 “To the extent portfolio securities are repositioned in connection with the change in classification from a diversified fund to a non-diversified fund, shareholders of the Fund will indirectly incur commissions and other transaction costs typically associated with the purchase and sale of securities. MFS expects that any immediate costs associated with repositioning of the Fund’s holdings as a result of the change to a non-diversified fund will be immaterial relative to

Securities and Exchange Commission

April 1, 2025

the Fund’s net assets. MFS anticipates that any resulting changes to the Fund’s portfolio composition will occur over a period of time in response to MFS’ view of the performance potential and relative risk of an issuer in light of prevailing market conditions. These transactions may also generate taxable gains for shareholders, which ~~Such transaction costs and tax consequences~~ will vary depending on the level of repositioning of the Fund’s holdings.~~, which is dependent on MFS’ view of the performance potential and relative risk of an issuer in light of prevailing market conditions.~~”

4. Comment: For the proxy statements of both Funds, please discuss further, in reasonable detail, the material factors, both adverse to and in favor of the proposal, considered by the Fund’s Board of Trustees in concluding to approve the proposal, including, but not limited to, any impacts on the Fund considered by the Fund’s Board of Trustees with respect to fees, expenses, risks, or conflicts of interest.

Response: The following disclosure has been added to the section of each Fund’s proxy statement titled “Why are shareholders being asked to approve a change in the Fund’s diversification classification?” to describe the considerations that each Fund’s Board of Trustees made in recommending that each Fund’s shareholders approve the proposal:

 “The Trustees, including the Trustees who are not interested persons of the Fund (as defined in the 1940 Act), unanimously recommend approval of the proposal. In recommending that shareholders approve the proposal, the Trustees considered, among other things the potential benefits to the Fund from operating as a non-diversified fund, including the increased flexibility afforded to MFS to actively manage the Fund's portfolio holdings. The Trustees considered the risks associated with the proposal, including those risks that relate to the Fund potentially becoming more concentrated in a smaller number of issuers. The Trustees also considered the anticipated costs to the Fund resulting from the proposal, including costs for proxy solicitation, if needed, and the costs associated with potential portfolio repositioning, if any.”

5. Comment: For the proxy statement of MFS Growth Series, if only one proxy statement or notice of availability of proxy materials is being delivered to multiple shareholders at the same address,

Securities and Exchange Commission

April 1, 2025

  please include the information required by Item 23 of Schedule 14A.

Response: For MFS Growth Series, the proxy statement will be mailed to each shareholder of the Fund and, therefore, we will not limit the number of proxy statements delivered to households in instances where multiple shareholders share the same address. As such, we respectfully decline to include the information required by Item 23 of Schedule 14A in the proxy statement for the MFS Growth Series.

6. Comment: For the proxy statement of MFS Growth Fund, as it relates to the question “What are the costs associated with the reclassification?” and the subsequent answer provided, please ensure that any statements of costs to be borne by the Fund are consistent throughout the proxy. For example, in the aforementioned question and answer, costs are estimated to be approximately $13,600,000; but later in the Fund’s proxy statement, costs of the Fund’s proxy solicitation vendor services are estimated to be approximately $5,508,000. Please conform the Fund’s disclosure if necessary.

Response: The anticipated costs of $13,600,000 disclosed in the section of the MFS Growth Fund’s proxy statement titled “What are the costs associated with the reclassification?” are intended to provide shareholders with an estimate of the total costs incurred by the Fund as a result of the proposal. These costs are inclusive of the proxy solicitation, tabulation, and shareholder meeting services that will be provided to the Fund by Computershare Trust Company, N.A. In order to further clarify existing disclosure concerning the estimated costs associated with the proposal, we have made the below enhancements to the Fund’s proxy statement.

  The following enhancements have been made to the section of the Fund’s proxy statement titled “What are the costs associated with the reclassification?” (the underlined text reflects additions and the struck through text reflects deletions):

Securities and Exchange Commission

April 1, 2025

“The cost associated with the reclassification of the Fund from a diversified fund to non-diversified fund are estimated to be approximately $13,600,000. This cost estimate includes estimated costs for printing, preparation, and mailing of the proxy materials and related shareholder communications. Additionally, this cost estimate includes estimated costs of approximately $5,508,000 to be paid to Computershare Trust Company, N.A. (“Computershare”) to provide shareholder solicitation services, vote tabulation services, and shareholder meeting services. ~~This cost includes printing, preparation and mailing of shareholder communication materials, proxy solicitation and shareholder meeting costs.~~ The Fund shall bear the fees and expenses associated with the reclassification and such costs may increase substantially if this proposal is contested or increased solicitation or mailing services are required.”

 The following enhancements have been made to the subsection titled “Solicitation of Proxies.” under the section of the Fund’s proxy statement titled “More Information about the Proposal” (the underlined text reflects additions and the struck through text reflects deletions):

 The Fund has engaged Computershare ~~Trust Company, N.A. (“Computershare”), the proxy tabulation agent,~~ to provide shareholder meeting services ~~including the distribution of the Notice of Internet Availability of Proxy Materials, this Proxy Statement and related materials to shareholders~~ as well as vote solicitation and tabulation services. A proxy may be revoked prior to its exercise by a signed writing filed with Computershare, c/o PO Box 43131, Providence, RI, 02940-3131 or by attending the Meeting and voting in person. It is anticipated that the cost of Computershare’s services will be approximately $5,508,000 and may increase substantially in the event that any vote is contested or increased solicitation efforts are required. The Fund will incur additional costs associated with preparing, printing, and mailing proxy materials and related shareholder communications. Please refer to the section of this Proxy Statement entitled “What are the costs associated with the reclassification?” for further information concerning these and other costs associated with this proposal.

Securities and Exchange Commission

April 1, 2025

If you have any questions concerning the foregoing, please call the undersigned at 617-954-5000.

Sincerely,

/S/ WILLIAM B. WILSON

William B. Wilson

Assistant Vice President and Senior Counsel

MFS Investment Management